FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

2.

Oromin Explorations Ltd. News Release Dated June 19, 2006,

3.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

4.

Oromin Explorations Ltd. News Release Dated June 22, 2006,

5.

Notice of Annual and Special Meeting, Information Circular, Schedule A, Management Discussion and Analysis, Proxy and Return Card (Audited Financial Statements for the Year Ended February 28, 2006, EDGAR Filed Under the Companies Form 20F Annual Report Form on June 27, 2006).

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: July 7, 2006

By:

“Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 19, 2006

Item 3.

Press Release

June 19, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Additional drilling results from the Sabodala Property announced.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 20th day of June, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

June 19, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

ADDITIONAL DRILLING SUCCESS AT SABODALA

HIGHLIGHTS

- HOLE DH 17 AT GOLOUMA WEST INTERSECTS 65 METRES GRADING 7.83 G/T GOLD
- EXCAVATOR TRENCH TR-62 AT GOLOUMA WEST RETURNS 17 METRES GRADING 24.09 G/T GOLD

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report the results from an additional seven drill holes on its Sabodala Property in eastern Sénégal.  Oromin has now completed twenty-two drill holes on its priority target areas and has results for nineteen drill holes, twelve of which have previously been announced.  The attached map and Oromin’s website shows the location of the drill holes and trenches.

The latest drilling continues to expand the mineralized zones at Golouma West and Golouma South.   Work is continuing at the Niakafiri South area, the Masato area and three zones within the broad Golouma gold geochemical anomaly.

The focus of Oromin’s exploration at Sabodala is to find and delineate all gold deposits within the 230 square kilometre Sabodala exploration concession.  Exploration will continue through the rainy season to expedite its property-wide evaluation.   Oromin plans to utilize two core rigs on all currently known mineralized zones and new discoveries over the summer months and plans to begin detailed grid-based reverse circulation drilling to further delineate and define each deposit.

The new results outlined in the following tables include four holes from Golouma West, where drilling continues, and three holes from Golouma South. In addition, results from a series of recently completed excavator trenches at the Golouma West target area are also set out below.

Golouma West

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-16	3550N/4680E	030°/-45°	48.0-66.0 incl. 51.0-57.0 80.0-90.0	18.0 6.0 10.0	2.84 5.93 3.50
DH-17	3550N/4680E	030°/-65°	67.0-132.0 incl. 67.0-76.0 and 96.0-108.0 and 118.0-121.0 and 125.0-132.0	65.0 9.0 12.0 3.0 *7.0	7.83 2.65 3.79 2.73 60.73
DH-18	3550N/4705E	030°/-45°	84.0-88.0	4.0	3.42
DH-19	3550N/4705E	030°/-65°	110.0-112.0 115.0-121.0 131.0-133.0	2.0 6.0 2.0	1.77 1.38 2.48
TR-56	3532N/4722E	020°	34.0-38.0	4.0	2.08
TR-57	3589N/4598E	360°	29.0-41.0 incl. 31.0-32.0	12.0 1.0	7.67 82.8
TR-58	3487N/4785E	040°	11.0-15.0	4.0	1.26
TR-59	3389N/4854E	025°	6.0-12.0 incl. 11.0-12.0	6.0 1.0	16.62 66.2
TR-60	3357N/4922E	025°	**7.0-10.0	3.0+	6.22
TR-61	3589N/4801E	030°	39.0-53.0	14.0	2.30
TR-62	3621N/4537E	005°	20.0-37.0 incl. 32.0-33.0	17.0 1.0	24.09 364.7
TR-65	3603N/4433E	355°	31.0-42.0	11.0	2.42

*

Four adjacent one metre samples within this interval were analysed by the total gold-metallic screen method.  Because of the presence of visible gold within the core, these samples were selected for analysis by this method, which is more accurate in such circumstances.

**

A 2.0 metre wide artisanal mining pit lies adjacent to the 3.0 metre minimum sampling width reported here.

Trenching and drilling have now confirmed gold mineralization at Golouma West along a minimum strike extent of 750 metres within a NW-SE trending soil anomaly traceable for over 1,000 metres within the much broader Golouma gold anomaly.  Drill results display excellent correlation to a minimum vertical depth of 125 metres.  Reported core intervals are not true widths.   Oromin is planning additional excavator trenching and drilling along the mineralized trend both to the NW, SE and down-dip of the holes drilled to date.

Golouma South

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-13	3057N/5138E	110°/-45°	57.0-60.0 87.0-90.0	3.0 3.0	2.90 1.19
DH-14	3005N/5124E	110°/-45°	44.0-61.0 incl. 47.0-53.0 and 52.0-53.0	17.0 6.0 1.0	7.06 16.37 56.55
DH-15	3005N/5124E	110°/-70°	62.0-70.0 80.0-82.0	8.0 2.0	6.53 2.06

Trenching and drilling have confirmed gold mineralization at Golouma South along a minimum strike extent of 200 metres within a NE-SW trending soil anomaly traceable for over 3,000 metres within the much broader Golouma gold anomaly.  Drill results display excellent correlation to a minimum vertical depth of 100 metres.  Reported core intervals are not true widths.   Oromin is planning additional excavator trenching and drilling along the mineralized trend both to the NE, SW and down-dip of the holes drilled to date.

Previous Results

Since the commencement of Oromin’s USD$8 million comprehensive exploration program at Sabodala, a huge amount of geochemical, geophysical, rock and drill core data has been collected with very encouraging results.  In excess of thirty new prospecting discoveries have been identified throughout the Sabodala exploration concession with a distance of 17.0 kilometres between the northernmost and southernmost.  Through trenching and drilling, Oromin has discovered two new gold zones (Golouma West and Golouma South), has confirmed and expanded the previously known Masato Deposit and has discovered and expanded the southern extension of the Niakafiri Deposit located on the adjacent property of Mineral Deposits Limited.  Oromin will continue its ongoing exploration through the rainy season to expedite its property-wide evaluation of the Sabodala exploration concession.

The following tables summarise some of the previously announced results from Golouma West and Golouma South.  The attached map shows the general location of these drill holes.

Golouma West

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-01	3616N/4569E	010º/-45°	18.0 – 29.0 incl. 23.0 – 26.0 41.0 – 43.0	11.0 3.0 2.0	2.77 4.71 3.03
DH-02	3590N/4576E	010º/-45°	21.0 – 24.0 41.0 – 43.0	3.0 2.0	9.43 2.49
TR-02	3636N/4673E	180°	39.0-59.0	20.0	1.73
TR-04	3670N/4566E	185°	19.0-35.0	16.0	7.08
TR-30	3787N/4467E	090°	1.0 – 32.0 incl. 1.0 – 17.0	31.0 16.0	1.93 3.52

Golouma South

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-03	3016N/5161E	110°/-45°	0-30.0 incl. 11.0-26.0 incl. 15.0-19.0	30.0 15.0 4.0	2.42 4.55 14.02
DH-11	3035N/5130E	110°/-45°	40.0-63.0 incl. 40.0-48.0 and 55.0-58.0 76.0-77.0	23.0 8.0 3.0 1.0	6.64 11.75 17.23 4.36
DH-12	3035N/5130E	110°/-70°	45.0-58.0 incl. 53.0-57.0 79.0-87.0	13.0 4.0 8.0	2.84 4.81 1.30
TR-18	3012N/5144E	110°	12.0-37.0	25.0	12.35
TR-20	3085N/5192E	130°	8.0-15.0	7.0	1.19
TR-49	3026N/5204E	315°	12.0-24.0 incl. 17.0-22.0	12.0 5.0	3.60 7.90
TR-51	2989N/5135E	110°	33.0-42.0 incl. 39.0-40.0	9.0 1.0	35.29 283.4

All fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 22, 2006

Item 3.

Press Release

June 22, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Public relations consultant appointed

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to Chet Idziszek, the Issuer’s President at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 27th day of June, 2006.

OROMIN EXPLORATIONS LTD.

By:

“Chet Idziszek”

President

(Official Capacity)

Chet Idziszek

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

June 22, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

PUBLIC RELATIONS CONSULTANT APPOINTED

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has agreed, subject to regulatory approval, to appoint Grandich Publications LLC. (“Grandich”) as a public relations consultant for an initial period of twelve months beginning July 1, 2006.  Its primary responsibilities will be to assist Oromin with the development and implementation of a public and investor relations and communications program and provide ongoing assistance to Oromin respecting development and enhancement of Oromin’s public and market image.  Grandich is based in New Jersey and will be providing its services on a consulting basis.  It will receive consulting fees of USD$1,500 per month and, subject to regulatory approval, has been granted an incentive stock option to purchase 100,000 shares of Oromin at a price of $1.77 per share until July 1, 2008.  Grandich does not presently own any shares of Oromin but may in the future acquire shares of Oromin for investment purposes.  For over twenty years, Grandich has provided public relations, corporate communications and corporate finance consulting services to numerous exploration and mining companies.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

___”Chet Idziszek”_______________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on July 18, 2006, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2006.

2.

To fix the number of directors at eight (8).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.

To consider and, if thought fit, to pass an ordinary resolution amending the Company’s Stock Option Plan to include the granting of bonus shares to a maximum of 250,000 shares, in the aggregate annually, to eligible persons, excluding directors, who have made extraordinary contributions to the Company.

7.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.

<See Author's Note below re: this resolution and if there is to be approval of the implementation of a stock option plan>

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of  June, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

OROMIN EXPLORATIONS LTD.

INFORMATION CIRCULAR
as at June 7, 2006

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Oromin Explorations Ltd. (the “Company”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) or the Company’s head office, Suite 2000 – 1055 West Hastings Street, Vancouver, B.C., V6E 2E9  (Fax: 604-331-8773) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by Intermediaries, such as those held on behalf of a broker’s client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)

A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder.  In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”.  If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)

A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow.  The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information.  If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF.  If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications (“ADP”) in Canada.  ADP typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.  A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the  Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting to which this information circular is attached.  If any amendments or variations to such matters, or any other matters, are properly brought before the meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on June 7, 2006, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On June 7, 2006, 40,634,088 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 100,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek	7,725,915	19%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at eight (8).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
DEREK BARTLETT Mississauga, Ontario Director and Audit Committee Member	Since 2002	5,000 shares	Consultant; Former President of Kingsman Resources Inc. and Saville Resources Inc. since 1994 and a director of several other junior mining companies.
ROBERT H. BRENNAN Chicago, Illinois Director	Since April 2006	466,000 shares	Senior Vice President, CB Richard Ellis – Capital Markets. Financier.
NELL M. DRAGOVAN Vancouver, British Columbia Director	Since January 2004	1,784,247 shares	Businesswoman
NORMAN HAIMILA Hermann, Missouri Director and Audit Committee Member	Since 2001	Nil shares	Consulting Geologist
CHET IDZISZEK Vancouver, British Columbia President and Director	Since 1994	7,725,915 shares	Geologist; President of Madison Minerals Inc., a mineral exploration company
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	Since June 2004	Nil shares	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
JAMES G. STEWART Vancouver, British Columbia Director and Corporate Secretary	Since 1995	819,477 shares(2)	Barrister and Solicitor
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Since 2002	5,000 shares	Geological Consultant; President of Lakehead Geological Services Inc.

Note:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 7, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares, 688,977 shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

No proposed director:

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at February 28, 2006, and the other three most highly compensated executive officers of the Company as at February 28, 2006, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation $
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)
Chet Idziszek President and CEO	Feb. 28, 2006 Feb. 28, 2005 Feb. 28, 2004	$138,000 $138,000 $125,925	Nil Nil Nil	Nil Nil Nil	850,000 120,000 175,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan CFO	Feb. 28, 2006 Feb. 28, 2005 Feb. 28, 2004	$ 34,189 $12,434 $11,397	Nil Nil Nil	Nil Nil Nil	30,000 4,000 25,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Options

The following table summarizes the share options granted to the Named Executive Officers during the fiscal year ended February 28, 2006:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	300,000 550,000	12.4% 22.7%	$0.70 $1.90	$0.67 $1.83	Sept. 15, 2010 Feb. 15, 2011
Naomi Corrigan CFO	30,000	1.2%	$1.90	$1.83	Feb. 15, 2011

Note:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant.

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 28, 2006:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year -End	$ Value of Unexercised In-the-Money Options (1)
Chet Idziszek President	368,000	$283,880	1,195,000	$809,200
Naomi Corrigan CFO	13,500	$13,470	59,000	$42,340

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of $1.71 for the common shares of the Company on the TSX Venture Exchange on February 28, 2006, less the exercise price of in-the-money options.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and Douglas Turnbull, received $48,617 and $82,665, respectively, for geological consulting services rendered and J.G. Stewart was paid or accrued $111,925 for professional services rendered during the last completed fiscal year.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2006 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Derek Bartlett	50,000	2.1%	$1.90	$1.83	February 15, 2011
Robert H. Brennan (2)	200,000	8.3%	$1.90	$1.83	February 15, 2011
Nell Dragovan	75,000	3.1%	$1.90	$1.83	February 15, 2011
Norman Haimila	75,000	3.1%	$1.90	$1.83	February 15, 2011
Robert Sibthorpe	50,000	2.1%	$1.90	$1.83	February 15, 2011
James G. Stewart	75,000	3.1%	$1.90	$1.83	February 15, 2011
Douglas Turnbull	75,000	3.1%	$1.90	$1.83	February 15, 2011

Notes:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of the grant. The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant.

(2)

Robert H. Brennan was appointed a Director of the Company effective April 18, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2006, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable
Derek Bartlett	25,000	$10,400	145,000	$138,700
Robert H. Brennan (2)	Nil	Nil	200,000	Nil
Nell Dragovan	56,000	$13,500	295,000	$321,200
Norman Haimila	100,000	$61,000	170,000	$138,700
Robert Sibthorpe	145,781	$60,433	50,000	Nil
James G. Stewart	113,000	$65,140	225,000	$220,500
Douglas Turnbull	31,000	$12,800	157,000	$119,720

Notes:
(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of  the Company on the TSX Venture Exchange on February 28, 2006, which was $1.71, less the exercise price of in-the-money stock options.

(2)

Robert H. Brennan was appointed a Director of the Company effective April 18, 2006.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended February 28, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended February 28, 2006, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,821,000	$1.03	228,409
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	3,821,000	$1.03	228,409

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on February 27, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company LLP to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Derek Bartlett	Yes	Yes
Norman Haimila	No	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he has no director or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) exempts the members of the Company’s Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
February 28, 2006	$18,000	Nil	$2,500	Nil
February 28, 2005	$17,000	Nil	$2,500	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.  These services involved the auditor’s provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principle objective of the Company is to generate economic returns with the goal of maximising shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practising good corporate governance, and has adopted a corporate governance manual that contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company.  To facilitate independence, the Company is committing to the following practices:

1.

The recruitment of strong, independent directors.

2.

A majority of the directors being independent.

3.

Delegation of the lead role in the director selection/evaluation process to the Nominating Committee and the lead role in the Chief Executive Officer evaluation process to the Compensation Committee.

4.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the eight existing directors of the Company, Derek Bartlett, Robert Brennan, Robert A. Sibthorpe and Douglas Turnbull are independent. The remaining four directors, Norman Haimila, Chet Idziszek, Nell M. Dragovan and J.G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Dr. Haimila being the Vice President Exploration (Petroleum) of the Company, Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a member of his immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

Certain of the directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer

Derek Bartlett	Saville Resources Ltd.
Kingsman Resources Ltd.
Waseco Resources Ltd.
X-Cal Resources Ltd.

Nell M. Dragovan	Madison Minerals Inc.
Ripple Lake Diamonds Inc.

Chet Idziszek	IMA Exploration Inc.
Lund Gold Ltd.
Madison Minerals Inc.
Surge Global Energy Inc.
Yukon Gold Corporation, Inc.

Robert A. Sibthorpe	Black Pearl Explorations Inc.
Klondex Mines Ltd.
Madison Minerals Inc.
Red Tusk Resources Inc.
Sonora Gold Corp.
Starcore International Ventures Ltd.
Trio Gold Corp.

J.G. Stewart	Buffalo Gold Ltd.
Kingsman Resources Ltd.
Lund Gold Ltd.
Madison Minerals Inc.
Salmon River Resources Ltd.

Douglas Turnbull	Buffalo Gold Ltd.
Centrasia Mining Corp.
Grizzly Diamonds Ltd.
Matador Exploration Inc.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

2.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.

Promote avoidance or absence of conflicts of interest.

4.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.

Promote compliance with applicable governmental laws, rules and regulations.

6.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.

Promote accountability for adherence to the Code.

8.

Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

9.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit and Compensation Committees.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held on July 19, 2005.  In accordance with the polices of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

 “BE IT RESOLVED THAT:

1.

Add disclosure if financial assistance will be provided.

2.

For Senior Board Companies, options can be granted for 10 years (subject to consultant stock options, which can only be granted for 5 years).

3.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated June 7, 2006, be and is hereby approved.

4.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

AMENDMENT TO STOCK OPTION PLAN

On June 8, 2006, the Board of Directors of the Company approved amendments of the Stock Option Plan (the “Amended Plan”), subject to required acceptance by regulatory authorities and the shareholders of the Company whereby a maximum of 250,000 bonus shares (“Bonus Shares”), in the aggregate, may be issued in any calendar year to eligible persons, excluding directors, in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus shares, but such price shall not be less than the Market Price.   The granting of Bonus Shares pursuant to the Amended Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

The Stock Option Plan would be renamed the “Stock Option and Share Compensation Plan” and the following text would be added as Article 3 to the Stock Option Plan:

“Article 3. BONUS SHARES

3.1

The Board shall have the authority and power in its sole discretion, to allot, issue and distribute in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 250,000 Shares (“Bonus Shares”) in the aggregate in each calendar year, to Eligible Persons, excluding directors, of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company. The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

3.2

The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price.   No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

3.3

Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time. The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year. No person shall have any right to receive a distribution of Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year. The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.”

The full text of the Amended Plan is available for review at the head office of the Company during regular business hours before the Meeting and at the Meeting.   The Amended Plan will take effect upon receipt of all required regulatory and shareholder approvals.

The directors of the Company believe that passing of the following resolution is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

At the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

“RESOLVED that the Amended Plan, which provides for the granting of Bonus Shares as more particularly described in the Information Circular dated June 7, 2006, be and is hereby approved, subject to all necessary regulatory approvals.

Stock Option Repricing and Successive Grants of Stock Options

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”)). Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. In addition, the shareholders of the Company will be asked to authorize the directors, in their discretion, to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares. This circumstance would only arise where there were successive grants and exercises of stock options to insiders in the same 12 month period. At no time would options in excess of 10% of the issued shares of the Company be granted under the Plan. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to shares beneficially owned by the  optionees, insiders of the Company and their respective associates. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

The text of the resolution approving the preceding matters to be considered and, if thought fit, approved at the Meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the re-pricing downward of options granted to insiders of the Company pursuant to the Company’s stock option plan at the discretion of the board of directors of the Company, as described in the Company’s information circular dated June 7, 2006, be and is hereby authorized and approved.

2.

Subject to the approval of the TSX Venture Exchange, the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company be and is hereby authorized and approved.

3.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

In addition to disinterested shareholder approval, any downward re-pricing of options will require the approval of the Exchange.

Management of the Company recommends that shareholders vote in favour of the approval to the downward re-pricing of stock options, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

<Author’s Notes:>

1.

Add disclosure if financial assistance will be provided.

2.

For Senior Board Companies, options can be granted for 10 years (subject to consultant stock options, which can only be granted for 5 years).

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.  V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@oromin.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 7th day of June, 2006.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

OROMIN EXPLORATIONS LTD.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52 – 110 Audit Committees, unless otherwise exempted by MI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast.  In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1.

The Audit Committee will review:

(a)

The internal auditor’s terms of reference.

(b)

The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)

The appetite for financial risk as set forth by management and the Board.

(b)

The Corporation’s policies for the management of significant financial risk.

(c)

Management’s assessment of the significant financial risks facing the Corporation.

(d)

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED FEBRUARY 28, 2006

The following discussion and analysis, prepared as of June 15, 2006, should be read together with the audited consolidated financial statements for the fiscal year ended February 28, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  The principal differences from U.S. GAAP that affect the financial statements of the Company are described in Note 17 of the consolidated financial statements of the Company.  All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of exploring its resource properties located in Argentina, Sénégal and Brazil, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the fiscal year ended February 28, 2006, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2007.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the fiscal year ended February 28, 2006:

1.

During the year, the Company continued its exploration of the Sabodala Property and carried out a high-resolution airborne geophysical survey, followed by prospecting, geologic mapping, soil geochemical sampling, ground geophysics, hand and excavator trenching and most recently the first stage of a minimum 10,000-metre drilling program; the Company also initiated a property-wide, regional reconnaissance evaluation.  The Company spent a total of $3,690,947 on exploration of the Sabodala Property during the period, but recovered $3,029,005 from its joint venture partner for a net expenditure of $661,942.

2.

In April 2005, the Company renegotiated loan agreements entered into during the fiscal year ended February 28, 2005 to borrow $625,000 to pay exploration office costs associated with the Company’s Sabodala Property.  The renegotiated loan agreements provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  All loans were converted in February 2006 resulting in the issuance of 1,388,887 units to the lenders.

3.

In August 2005, the Company entered into a loan agreement to borrow USD$600,000 to pay for work to be performed on the Company’s Santa Rosa Property in Argentina.  The loan agreement provides that the loan is due on the earlier of October 7, 2007 and five business days following the closing of the Company’s next financing sufficient to repay such loan and those loans advanced in February 2005; bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The proceeds of the loan were advanced on October 7, 2005.  This loan was converted into 1,701,644 units in November 2005.

4.

In September 2005, the Company renegotiated the terms of the Sabodala joint venture agreement with its joint venture partners.  The final agreement provides for the establishment of the Oromin Joint Venture Group (“OJVG”) a joint venture between the Company and Bendon International Ltd. (“Bendon”) each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Issuer and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  Under the revised terms of the OJVG joint venture agreement, Bendon will provide the initial US$2.8 million (rather than US$3.3 million) in exploration expenditures with the Company providing the subsequent US$5.2 million (rather than US$4.7 million) commitment.  As consideration for the change in expenditure commitments of the parties, Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment (rather than simply hold a right of first refusal to provide such financing). Bendon will also take a lead role in arranging any production financing that the OJVG may require. The Company provides exploration and management services to the OVJG.  Badr holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

5.

In November 2005, the Company reached an agreement in principal with Ottoman Energy Ltd. with respect to the Company’s Santa Rosa petroleum exploration block in Argentina.  Subject to the completion of due diligence and issuance of formal title to Santa Rosa, Ottoman has agreed to spend USD$1,400,000 on exploration to earn a 32.48% working interest in the project.  Thereafter, Ottoman can acquire an additional 8.76% interest from the Company to increase its interest to 41.24% (the equivalent of the Company’s interest) by incurring a further expenditure of USD$897,381.

6.

In January and February 2006, the Company closed a non-brokered private placement of 7,132,393 units a price of $0.85 per unit to generate proceeds of $5,910,328, net of share issue costs of $152,206.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants, until January 20, 2008 as to 882,353 warrants and until February 1, 2008 as to 2,058,823 warrants.  The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, after May 20, 2006 as to 882,353 warrants and after June 1, 2006 as to 2,058,823 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Total revenues	nil	nil	nil
Net loss	$2,702,526	$448,169	$297,616
Basic and diluted loss per share	(0.09)	(0.02)	(0.01)
Total assets	11,268,010	3,985,105	2,990,680
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2006, the total assets of the Company increased to $11,268,010 from $3,985,105 as at February 28, 2005, primarily due to the sale of share capital.  The significant increase in loss during the year ended February 28, 2006 compared to the loss for the year ended February 28, 2005 is primarily due to stock-based compensation costs of $2,307,214, an increase of $2,179,396 from the prior year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At February 28, 2006, the Company’s current assets totalled $7,202,239 compared to $877,621 at February 28, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities decreased to $717,164 from $1,068,033 due to the retirement of a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $47,024 due to related parties as a result of general and administrative expenses incurred with companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $6,485,075 at February 28, 2006 as compared with a working capital deficiency of $190,412 at February 28, 2005.  As at both February 28, 2006 and February 28, 2005, the Company had no long-term debt.

At February 28, 2006, the Company had total assets of $11,268,010 as compared with $3,985,105 at February 28, 2005.  The increase is due the sale of share capital.

Share capital as at February 28, 2006 was $19,964,141, up from $11,878,025 as at February 28, 2005 due to the sale of share capital.  During the fiscal year ended February 28, 2006, the Company issued 7,132,393 units at a price of $0.85 per unit to generate net proceeds of $5,910,328, each unit comprised of one common share and one half of a non-transferable two-year share purchase warrant, each whole warrant entitling the purchase of one additional common share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants, January 20, 2008 as to 882,353 warrants and February 1, 2008 as to 2,058,823 warrants.  During the period, the Company also issued 2,200,507 shares pursuant to the exercise of warrants to generate proceeds of $494,091, 1,162,530 shares pursuant to the exercise of stock options to generate proceeds of $294,379 and 3,090,531 units pursuant to the conversion of loans totalling $1,330,288 (each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.43 per share until, November 15, 2007 as to 1,701,644 warrants and at a price of $0.45 per share until February 1, 2008 as to 1,388,887 warrants.

The Company's largest cash outflows in the fiscal year ended February 28, 2006 resulted from net resource property expenditures of $1,165,186.  The most significant contribution to working capital in the year ended February 28, 2006 was provided by the sale of share capital that generated cash proceeds of $6,698,798.  The most significant contribution to working capital in the year ended February 28, 2005 was provided by the sale of a 17.52% interest in the Santa Rosa Property that generated cash proceeds of $832,680.

During the fiscal year ended February 28, 2006 the Company recorded interest income of $32,837 and a foreign exchange loss of $78,007.  During the fiscal year ended February 28, 2005 the Company recorded interest income of $14,338 and a foreign exchange loss of $117,752.

Expenses for the fiscal year ended February 28, 2006 were $2,657,356, up significantly from $344,755 for the fiscal year ended February 28, 2005 primarily due to an increase in stock based compensation from $127,818 to $2,307,214 as a result of stock options granted during the year.

Net loss for the fiscal year ended February 28, 2006 was $2,702,526 or $0.09 per share as compared with a net loss for the fiscal year ended February 28, 2005 of $448,169 or $0.02 per share.  The Company expects to incur a net operating loss for the fiscal year ending February 28, 2007.

Summary of Quarterly Results

	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004	Three Months Ended May 31, 2004
Total assets	$11,268,010	$4,864,799	$4,077,060	$4,213,805	$3,985,105	$3,056,139	$3,298,382	$3,342,677
Resource properties and deferred costs	2,546,859	1,744,334	1,688,785	1,612,025	1,583,908	2,020,451	1,868,888	1,602,392
Working capital (deficiency)	6,485,075	423,296	(319,118)	(118,231)	(190,412)	595,177	850,901	1,196,853
Shareholders equity	10,550,846	3,686,723	2,891,758	3,023,560	2,917,072	2,752,183	2,870,860	2,952,777
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(2,283,828)	(125,288)	(181,340)	(112,070)	(65,638)	(193,535)	(81,917)	(107,079)
Earnings (loss) per share	(0.07)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

Significant changes in key financial data from 2003 to 2005 can be attributed to expenditures on the Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, the sale of share capital and stock-based compensation costs.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and the Sabodala Property and begin exploration of its Carneirinho Property.

Based on its existing working capital, the Company requires additional financing for the Santa Rosa Property if it is to proceed with drilling during the current fiscal year; for the Sabodala Project if it is to fully implement its planned exploration program thereon during the current fiscal year; and the Carneirinho Property if it is to begin exploration thereon during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	February 28, 2006	February 28, 2005

Working capital (deficiency)	$6,485,075	($190,412)
Deficit	(11,913,865)	(9,211,339)

Capital Resources

During the fiscal year ended February 28, 2006, the Company issued 7,132,393 units at a price of $0.85 per unit to generate net proceeds of $5,910,328, each unit comprised of one common share and one half of a non-transferable two-year share purchase warrant, each whole warrant entitling the purchase of one additional common share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants, January 20, 2008 as to 882,353 warrants and February 1, 2008 as to 2,058,823 warrants. The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, after May 20, 2006 as to 882,353 warrants and after June 1, 2006 as to 2,058,823 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised

During the period, the Company also issued 2,200,507 shares pursuant to the exercise of warrants to generate proceeds of $494,091, 1,162,530 shares pursuant to the exercise of stock options to generate proceeds of $294,379 and 3,090,531 units pursuant to the conversion of loans totalling $1,330,288 (each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.43 per share until, November 15, 2007 as to 1,701,644 warrants and at a price of $0.45 per share until February 1, 2008 as to 1,388,887 warrants.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to complete its proposed exploration programs for its Santa Rosa Property and Sabodala Project during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the fiscal year ended February 28, 2006, the Company incurred professional fees of $243,208 with companies related by directors in common.  These payments were comprised of $131,282 paid to directors of the Company for geological consulting services and $111,925 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $138,000 to its Chief Executive Officer and incurred office and rent costs of $51,031 with companies related by way of common directors.

As at February 28, 2006, accounts payable includes $47,024 due to related parties as a result of general and administrative expenses incurred with companies related by way of directors in common, geological consulting services incurred with a director and a company controlled by a director and legal fees incurred with a company controlled by a director.

During the fiscal year ended February 28, 2005, the Company entered into loan agreements with two directors of the Company and a company controlled by a director of the Company to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  All loans were converted in February 2006 resulting in the issuance of 1,277,776 units to the lenders and the Company paid interest of $72,320 to the lenders.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Fourth Quarter

During the three months ended February 28, 2006, the Company incurred general and administrative expenses of $2,295,590.  The largest of these expenses was stock-based compensation costs of $2,175,595.  In addition, the Company incurred exploration costs of $85,030 (comprised primarily of geological contractor and staff costs of $15,052; land and legal costs of $44,010; and travel and accommodation costs of $25,577) and accrued presumptive minimum tax of $55,757 with respect to its Santa Rosa Property in Argentina.  The Company also incurred acquisition and exploration costs of $1,283,265 with respect to its Sabodala Property in Sénégal, comprised primarily of camp operation costs of $344,486; geological contractor and staff costs of $467,342 and drilling costs of $205,431, however, the costs were offset by cost recoveries during the period of $621,527.

During the three months ended February 28, 2006, the Company issued 7,132,393 units a price of $0.85 per unit to generate proceeds of $5,910,328, net of share issue costs of $152,206.  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants, until January 20, 2008 as to 882,353 warrants and until February 1, 2008 as to 2,058,823 warrants.  The warrants are subjected to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, after May 20, 2006 as to 882,353 warrants and after June 1, 2006 as to 2,058,823 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

During the period, the Company also issued 1,333,334 shares pursuant to the exercise of warrants to generate proceeds of $333,333, 315,749 shares pursuant to the exercise of stock options to generate proceeds of $103,695 and 1,388,887 units pursuant to the conversion of loans totalling $625,000 (each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.45 per share until February 1, 2008).

Net loss for the three months ended February 28, 2006 was $2,283,828 or $0.07 per share as compared with a net loss for the three months ended February 28, 2005 of $65,638 or $0.00 per share.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the fiscal year ended February 28, 2006.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments, performance bond, accounts payable and accrued liabilities and related party loans.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at February 28, 2006 approximately 8.3% of cash and cash equivalents is held in US dollars.  The performance bond arranged for the Santa Rosa Property is 100% US dollars and as at February 28, 2006, approximately 51% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at February 29, 2004, the Company had incurred acquisition and exploration costs of $2,310,978 with respect to its Santa Rosa Property in Argentina and during the fiscal year ended February 28, 2005, the Company incurred a further $345,073, however all of the expenditures were reduced to $445,431 due to cost recovery as a result of the cash and shares received from Surge Global Energy Inc. discussed above.  During the fiscal year ended February 28, 2006, the Company incurred an additional $260,945 in exploration costs with respect to its Santa Rosa Property.  The major components of cumulative expenditures (net of the cost recovery) are as follows: contractor and geological staff costs of $262,412 or 37% of the total; land and legal costs of $140,475 or 20% of the total; presumptive minimum tax costs of $148,069 or 21% of the total; and travel and accommodation costs of $53,418 or 8% of total.

As at February 28, 2006, the Company had incurred net acquisition and exploration costs of $1,796,462 with respect to its Sabodala Property in Sénégal, following a cost recovery of $3,029,005.  The major components of this amount are as follows: contractor and geological staff costs of $2,222,434 or 44% of the total; exploration office costs of $883,943 or 18% of the total; camp operation costs of $757,648 or 16% of the total; travel and accommodation costs of $512,263 or 11% of the total; drilling costs of $268,010 or 5% of the total; sample analysis costs of $224,004 or 4% of the total; and land and legal costs of $141,229 or 3% of the total.  During the fiscal year ended February 28, 2006, the Company carried out a high-resolution airborne geophysical survey, followed by prospecting, geologic mapping, soil geochemical sampling, ground geophysics, hand and excavator trenching and most recently the first stage of a minimum 10,000-metre drilling program.  The Company also initiated a property-wide, regional reconnaissance evaluation.

Expenses for the fiscal year ended February 28, 2006 were $2,657,356, up significantly from $344,755 for the fiscal year ended February 28, 2005 primarily due to an increase in stock based compensation from $127,818 to $2,307,214 as a result of stock options granted during the year.  Expenses for the fiscal year ended February 28, 2005 were $344,755, up from $274,383 for the fiscal year ended February 29, 2004 primarily due to an increase in office and rent costs by $32,420 to $71,490 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.  In addition, stock based compensation expense increased by $17,300 to $127,818; travel and public relations costs increased by $12,157 as a result of the increased business activity of the Company; and wages and benefits increased by $13,410 to $33,978 as a result of revised cost sharing arrangements with the companies with which the Company shares offices.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares without par value of which 40,494,088 were outstanding at the end of the fiscal year ended February 28, 2006 and of which 40,634,088 are outstanding as of the date hereof.

As at the date hereof, the Company has the following warrants outstanding:

Number of Warrants	Exercise Price		Expiry Date
1,701,644	$0.43		November 15, 2007
625,020	$1.20	(1)	January 16, 2008
882,353	$1.20	(1)	January 20, 2008
2,058,823	$1.20	(1)	February 1, 2008
1,388,887	$0.45		February 1, 2008
6,656,727

(1) The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, after May 20, 2006 as to 882,353 warrants and after June 1, 2006 as to 2,058,823 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
75,000	$0.20	July 4, 2006
50,000	$0.16	December 1, 2008
858,000	$0.25	January 22, 2009
288,000	$0.25	March 3, 2009
150,000	$0.30	October 29, 2009
75,000	$0.40	June 1, 2010
90,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
100,000	$0.80	November 22, 2010
1,665,000	$1.90	February 15, 2011
270,000	$2.02	April 21, 2011
100,000	$2.13	May 4, 2011
4,021,000

# Oromin Explorations

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security

Holder Account Number

## Form of Proxy - Annual and Special Meeting to be held on July 18, 2006

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 10:00 am, Pacific Time, on July 14, 2006.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

**To Vote Using the Internet**

- Go to the following web site: www.computershare.com/proxy

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

15MY06045.E.SEDAR/000001/000001/i

## Appointment of Proxyholder

The undersigned "Registered Shareholder" of Oromin Explorations Ltd. (the "Company") hereby appoints: Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Oromin Explorations Ltd. to be held at Suite 2000 - 1055 West Hastings Street, Vancouver, British Columbia on July 18, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

### 1. Determine Number of Directors

To determine the number of Directors at eight (8).

For ☐ Against ☐

### 2. Election of Directors

| | For | Withhold | | For | | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 01. Derek Bartlett | ☐ | ☐ | 02. Robert H. Brennan | ☐ | ☐ | 03. Nell Dragovan | ☐ | ☐ | 04. Norman Haimila | ☐ | ☐ |
| 05. Chet Idziszek | ☐ | ☐ | 06. Robert Sibthorpe | ☐ | ☐ | 07. James G. Stewart | ☐ | ☐ | 08. Douglas Turnbull | ☐ | ☐ |

### 3. Appointment of Auditors

Appointment of Davidson & Company as Auditors of the Company and to authorize the Directors to fix the Auditors' remuneration.

For ☐ Withhold ☐

### 4. Existing Stock Option Plan

For ☐ Against ☐

### 5. Amend Company Stock Option Plan

For ☐ Against ☐

### 6. Amend Stock Options

For ☐ Against ☐

### 7. Transact Other Business

For ☐ Against ☐

## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

**MM / DD / YY**

0 1 6 2 2 8 A R 0 O L E Q

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

You may choose to receive the Company’s financial reports by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial reports.

_______

Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A.

TO:

OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing  List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

OROMIN EXPLORATIONS LTD.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773